October 19, 2020

Division of Corporation Finance

Office of Manufacturing

U.S. Securities and Exchange Commission

Washington, D.C. 20549-4720

Via EDGAR

Re:	Vision Marine Technologies Inc.

Amendment No. 2 to the Registration Statement on Form F-1

Filed September 22, 2020

File No. 333-239777

This letter is in response to your letter of October 5, 2020 in which you provided a comment to amendment number two to the registration statement on Form F-1 (“Amendment No. 2”) of Vision Marine Technologies Inc. (the “Company”) filed with the U.S. Securities and Exchange Commission on September 22, 2020. On the date hereof, the Company has filed an amendment number 3 to the Registration Statement on Form F-1 (the “Amendment No. 3”). We set forth below in bold and italics the comment in your letter relating to Amendment No. 2 followed by our response to the comment.

Amendment No. 2 to Registration Statement on Form F-1 filed September 22, 2020

Prospectus Summary, page ii

1.	We note that you completed a 3.7-for-1 reverse stock split on September 3, 2020 and the exchange of 600 Class A shares, being the entire share capital of the company, for 13,850,916 Voting Common Shares on January 20, 2020. Please revise all share and per share information in the filing, including the audited financial statements and the notes thereto, to give retroactive effect to these capital structure changes. Refer to IAS 33.64, SAB Topic 4.C and PCAOB Auditing Standard 4101.

Please note that Amendment No. 3 contains restated financial statements for the year ended August 31, 2019 that contain revised share and per share information reflecting (i) the 3.7-for-1 reverse stock split on September 3, 2020 and (ii) the 1:23,084.86 share exchange on January 22, 2020. Corresponding share and per share date in Amendment No.3 have been revised as well.

Executive Compensation, page 15

2.	Please update your executive compensation disclosure to include your recently completed fiscal year. Please refer to Item 6.B. of Form 20-F.

We have revised the disclosure in Amendment No. 3 accordingly.

Capitalization and Indebtedness, page 17 3.

3.	Please refer to Item 3.B of the Form 20-F and revise the table to address the following:

•	Delete the entire assets section since these amounts do not constitute part of your capitalization.

•	Revise the liabilities section to only present your short- and long-term debt amounts using the same captions shown on your interim balance sheet on page F-30.

•	Replace the line item 'Total Liabilities and Shareholders' Equity (Deficit)' with the caption 'Total Capitalization', as that amount will be the summation of your short and long-term debt and total equity (deficit).

•	Include a footnote to the pro forma column of the table that explains how the proceeds from the sale of common shares issued since March 1, 2020 were used, including, for example, for working capital or other purposes.

We have revised the disclosure in Amendment No. 3 per your comment.

Related-Party Transactions, page 50

4.	We note your disclosure that the amounts due to related parties were as of February 29, 2020. Please update to reflect a more recent date.

We have updated the date of the amounts due to related parties in Amendment No. 3 to be as of October 19, 2020. Please note that that the aggregate amount due to related parties has not changed as a result of changing the date.

Note 15. Subsequent Events, page F-46

5.	We note your common stock and stock option issuances for cash and services during the period from March 2020 through September 2020. We further note that the IPO price range is US$8.00 to US$10.00 per common stock, with a mid-point price of US$9.00 or CDN$12.07 per share and that the fair value of your common stock used to value the issuances was CDN$3.70. Please address the following:

•	Describe to us your relationships with the investors who participated in the cash sales of your common stock during that period, including whether you considered them independent unrelated parties of the company.

•	Explain to us how you determined the fair value of your common stock at each of the issuance dates during the period, and tell us the amount of and how you calculated any compensation expense you recorded relating to each issuance.

•	In light of the significant difference between the estimated fair values of your common stock during the period and the estimated IPO mid-point price, please explain to us each significant factor, including events in the history of the company's operations and capitalization, that contributed to the difference between the recent valuations of your common stock leading up to the IPO and the estimated offering

We note your comment. As discussed below, we have revised some of our disclosure in Amendment No. 3 in connection with this issue.

Additionally, we point out that all option issuances occurred on May 27, 2020. We understand the request for an explanation of the determination of fair market value of our common shares on the date of the option issuances. We set out below our response to the issues raised in your comment by addressing (A) the relationship with the recipients of the equity issuances and how the fair market value was determined for those issuances and (B) the difference between the fair market value for our recent equity issuances and estimated per share price in the initial public offering being registered in Amendment No. 3 (the “IPO”).

A.	Relationship and determination of fair market value

We set out in Item 7 of Part II of Amendment No. 3 the issuances of equity securities that we have made since March 1, 2020. During that time, we issued (a) 1,034,550 common shares in a rolling private placement (the “Private Placement”) pursuant to Regulation S under the Securities Act of 1933, as amended (the “Securities Act”), (b) 524,324 options to acquire common shares, (c) 205,795 common shares in exchange for services provided by an Affiliate (as defined pursuant Rule 405 under the Securities Act), (d) 77,332 common shares for services provided by non-Affiliates and (e) 31,189 common shares as a finder’s fee. We set out the relationship to us of the beneficial owners of such equity securities as well as how we determined the fair value of our common shares at each of the issuance dates. We have added disclosure to Amendment No. 3 to indicate the relationship between us and the persons to whom we made an equity issuance since March 1, 2020.

(i)	On March 4, 2020, we issued 36,036 common shares for total consideration of CDN$100,000 (CDN$2.775 per share).

We issued the common shares to a person who was not, and is not, an Affiliate. Although we issued the shares on March 4, 2020, the subscription agreement pursuant to which the shares were issued was entered into on December 27, 2019, and the per share sales price of CDN$2.775 was set at that time. The shares were issued once we received the funds, and the shares were issued as part of the Private Placement.

The Private Placement was carved out from an engagement letter that we entered into on December 20, 2019 with the underwriter for the IPO. The only conditions for that carve out were that (i) the underwriter receive the terms of the Private Placement prior to a closing, (ii) the investors enter into a lock-up agreement (the “Lock-Up Agreement”) pursuant to which they would be prohibited from selling common shares bought in the Private Placement until six months from the closing of the IPO (subject to standard exceptions) and (iii) the aggregate amount of the Private Placement not exceed CDN$5 million. We provided the underwriter with the terms of the Private Placement (including the per share price of CDN$3.70 for all subscription agreements entered into after January 20, 2020), have obtained a Lock-Up Agreement from each of the purchasers in the Private Placement and have not exceeded CDN$5 million in the Private Placement.

The per share purchase price of CDN$3.70 in the Private Placement was determined by our management based on numerous objective and subjective factors, combined with management judgement, including (i) our operating results and financial condition, including the Company’s level of available capital resources, (ii) the Company’s stage of development, (iii) progress of the Company’s research and development efforts on its electric outboard powertrain system, (iv) the impact of significant corporate events or milestones, including sales or our boats and letters of obtaining letters of interest for our outboard powertrain system; (v) material risks related to the business, (vi) the unprecedented economic risks posed by the Covid-19 pandemic, (vii) equity market conditions affecting comparable companies and (viii) the likelihood and potential timing of achieving a liquidity event for the common shares, such as an initial public offering given prevailing market sector conditions.

(ii)	On March 5, 2020, we issued 86,486 common shares for total consideration of CDN$320,000 (CDN$3.70 per share).

We issued the common shares to persons who were not, and are not, Affiliates. The shares were issued as part of the Private Placement. We set out above, the valuation used for the per share sales price in the Private Placement.

(iii)	On April 10, 2020, we issued 31,981 common shares to two outside service providers in exchange for services to be provided.

The service providers to whom we issued shares were not, and are not, Affiliates. The valuation used for the per share issuance price was the per share sales price used in the last arms-length third-party sale of common shares. That last arms-length third-party sale was the Private Placement at CDN$3.70 per share. We calculate the amount of such expense as CDN$118,330.

(iv)	On May 27, 2020, we granted 362,162 stock options to purchase common shares at an exercise price of CDN$3.70 per common shares and 162,162 stock options to purchase common shares at an exercise price of CDN$2.775 per common share (together, the “Options”).

We granted 362,162 options exercisable at CDN$3.70 to Affiliates. To determine compensation expense in connection with the option grants, we valued these options pursuant to the Black-Scholes model using the per share price in the Private Placement of CDN$3.70 as an input for the fair market value of the common shares. We believe that this represented the fair market value of our common shares at that time as:

•	Pursuant IFRS 2 the measurement date to be used for valuing the stock options is the grant date of the stock option. At the grant date, management had sufficient third-party evidence from non-affiliates to support the valuation of CDN$3.70.

•	the exercise price was determined based on the Private Placement per share price of CDN$3.70 per share which was agreed to by us and unrelated third-parties in arm’s length transactions (and which share price was also used after the issuance of the options for sales to non-Affiliates);

•	at the time that the Options were issued, we were a private company, our common shares underlying were not registered under the Securities Exchange Act of 1934, as amended, and the resale of the common shares underlying the options (the “Option Shares”) were not registered under the Securities Act. If the resale of the Option Shares are never registered under the Securities Act, the Option holders will have to wait a minimum of six-months from whenever (if ever) they exercise the Options to avail themselves of the exemption from registration under Rule 144 under the Securities Act (and, if still Affiliates, they would further have to comply with the volume restrictions of Rule 144);

•	we knew that pursuant to the December 19, 2019 with the underwriter in the IPO all recipients of the options would be required to enter into the Lock-Up Agreements (and they all have entered into such Lock-Up Agreements) that prohibit them from selling the Option Shares for six months after the IPO;

•	the Option Shares bore a significant liquidity risk as at the time the Options were issued there was no public market for our common shares and (over four months later) there is still no guarantee that there ever will be a public market, let alone one with significant volume or stability (as set out in the risk factor in Amendment No. 3 entitled “The market price of our common shares may be volatile and may fluctuate in a way that is disproportionate to our operating performance.”). Additionally, there is no guarantee that if such significant volume and stability is established in a public market for our common shares that it can be maintained by the time that the Option holders are no longer prohibited from selling the Option Shares under the Lock-Up Agreements;

•	there was significant uncertainty regarding general economic conditions and the health of our industry in particular. The Covid-19 pandemic was still relatively nascent when the Options were issued, and there were significant concerns that it could lead to a general economic recession that would affect disposable income that would otherwise be used for leisure and outdoor activities such as boating; and

•	at the time of the option issuances, the consummation of the IPO was uncertain (a public filing discussing the IPO did not occur until July 2020) and neither the Company nor the underwriter had set an estimated price range for the IPO.

We issued 162,162 options with an exercise price of CDN$2.775 to a third-party consultant who performed employee-like services as set out in a contract that we entered into with him on August 20, 2019. These options were committed to be issued at that exercise price pursuant to that contract. We arrived at the exercise price of CDN $2.775 by virtue of private placements to non-Affiliates being pursued by us at the time we entered into the contract at CDN$2.775. Pursuant to IFRS 2, the measurement date to be used for valuing the stock options is the grant date of the stock option, and the date at which the issuer and another party (including an employee) agree to a share-based payment arrangement, being when the entity and the counterparty have a shared understanding of the terms and conditions of the arrangement. Although the exercise price was fixed when we entered into the contract in August 2019, other terms such as vesting provisions and expiry of the option was not determined until the grant date of May 27, 2020. The options were granted on May 27, 2020, at which time we determined the fair market value to be CDN$3.70, based on recent private placement transactions with non-affiliates. To determine the compensation expense in connection with this option grant, we valued these options pursuant to the Black-Scholes model, using the fair market value of CDN$3.70 and an exercise price of CDN$2.775.

(v)	In June and July 2020, we issued 357,973 common shares to 17 persons for total consideration of CDN$1,324,500 (CDN$3.70 per share). In connection with this issuance, we issued 31,189 common shares as a finder’s fee.

We issued the common shares in the Private Placement to persons who were not, and are not, Affiliates. We set out above, the valuation used for the per share sales price in the Private Placement.

The shares issued as the finder’s fee were issued to a person who was not an Affiliate (although such person later became an Affiliate solely as a result of purchasing shares equal to 10.6% of our outstanding common shares).

(vi)	In July 2020, we issued 205,795 common shares to an entity beneficially owned by our Chief Financial Officer pursuant to a Consulting Agreement entered into on August 1, 2019.

On August 1, 2019, we entered into a Consulting Agreement with an entity controlled by our Chief Financial Officer. Pursuant to that agreement, we were to issue our Chief Financial Officer 205,795 common shares upon the reaching of certain milestones. As we deemed that those milestones were met by July 2020, we issued the 205,795 common shares under the agreement. Pursuant to IFRS 2 the measurement date to be used for valuing the shares to be issued in exchange for employee services is the grant date, which is the date that the consulting agreement was entered into, rather than the date on which the shares were issued. As a result, the 205,795 shares issued to our Chief Financial Officer were valued at their fair market value as determined on August 1, 2019, which was CDN$3.70. We have used this valuation in the calculation of the Chief Financial Officer’s compensation for our 2020 fiscal year as set out in the section of Amendment No. 3 entitled “Executive Compensation”, which includes compensation of CDN$761,442.

(vii)	In September 2020, we issued 554,054 common shares to investors for total consideration of CDN$2,050,000 (CDN$3.70 per share).

We issued the common shares in the Private Placement to persons who were not Affiliates, although as a result of the sale one of those purchasers became an Affiliate solely as a result of owning 10.6% of our outstanding common shares (he has no management position in our company). We set out above, the valuation used for the per share sales price of CDN$3.70 per share used in the Private Placement.

(viii)	In September 2020, we issued 45,351 common shares in exchange for legal services provided to date.

The shares issued in exchange for legal services were issued to a non-Affiliate. The common shares were issued pursuant to an engagement letter dated as of January 9, 2020. The valuation used for the per share issuance price was per share sales price used in the last third-party sale of common shares. That last third-party sale was at the CDN$3.70 per share price used in the Private Placement.

B.	Difference between recent fair market value and estimated IPO price

We have valued our recent equity issuances at CDN$3.70 and have included an estimated per share IPO price in Amendment No. 3 of CDN$12.07 (using the midpoint of the range of the per share IPO price in Amendment No. 3 and the February 29, 2020 exchange rate set out in Amendment No. 3 of US$1.00:CDN$1.3411). We believe that despite the difference from the estimated per share IPO price, the CDN$3.70 valuation was the correct valuation to use for the issuances between March 1, 2020 and the date of Amendment No. 3. Our belief is based on:

(i)	Events since the CDN$3.70 price was set.

We set the per share price in the Private Placement prior to March 1, 2020, and the valuation of the other equity issuances was based off of that per share price. We set out below ways in which the global economic condition has changed and the corporation has advanced its business since we set the per share price in the Private Placement:

•	the threat of the global pandemic to upend the global economy (and in particular industries like boating that are leisure activities) has significantly receded;

•	we have substantially advanced our plan to undertake the IPO by confidentially submitting a registration statement on Form F-1 on June 2, 2020 and subsequentially making public filings of that registration statement on July 9, 2020, July 31, 2020 and September 9, 2020;

•	we received approval from The Nasdaq Stock Market LLC in September to list our common shares on the Nasdaq Capital Market subject to the completion of the IPO;

•	we appointed three independent directors in September 2020;

•	the proposed underwriter in the IPO analyzed our common shares and provided us with an estimated range for the IPO;

(ii)	Growth opportunities that are only existent after the IPO

Our business and growth opportunities will fundamentally shift as a result of the net proceeds from the IPO. While we have been in the business of manufacturing electric boats and will continue to manufacture them after the IPO, we intend to shift our focus to the production of electric outboard powertrain systems. As stated in Amendment No. 3, “[w]e expect the electric powertrain systems to represent the majority of our revenue in the accounting periods shortly following the initial public offering.” Without the proceeds from the IPO, we will not have the capital resources available to develop our electric outboard powertrain systems as planned, including the build up of inventory for the fulfilment of the letters of intent that we have received for the production of electric outboard powertrain systems, the sales and marketing resources that we deem necessary to secure future orders of our electric outboard powertrain systems and additional research and development we intend to spend on fine tuning this product.

The fair market value of CDN$3.70 that we used prior to the IPO for the Private Placement, the stock options, shares issued for service and shares issued as a finder’s fee exclude the growth opportunities from the electric outboard powertrain system (as noted in Amendment No. 3, “[w]e envision the majority of our growth deriving from the sale of one of our product candidates, an electric powertrain for an outboard motor.”) as those opportunities will not be readily available until after we utilize the net proceeds from the IPO.

The estimated per share IPO price of CDN$12.07 reflects the growth opportunity presented by the electric outboard powertrain systems that is being brought about as a result of the IPO.

In addition to the above response to your comment, we hereby acknowledge that (i) the Company is responsible for the adequacy and accuracy of the disclosure in the Amended Registration Statement, (ii) comments from the staff of the U.S. Securities and Exchange Commission (the “Commission”) does not foreclose the Commission from taking any action with respect to the Registration Statement or the Amended Registration Statement and (iii) the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

/s/ Kulwant Sandher
Kulwant Sandher
Chief Financial Officer